SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [  x  ]        Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [      ]        No  [   x  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-    .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	GigaMedia Completes FunTown Acquisition (attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: January 4, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Joseph Shea, Executive Vice President
Country/City Code 8862 Tel: 3518-1111

Joseph.Shea@GigaMedia.com.tw

GigaMedia Completes FunTown Acquisition

TAIPEI, Taiwan, January 4, 2006 – GigaMedia Limited (“GigaMedia”) (NASDAQ: GIGM) announced today that it has completed the acquisition of the FunTown online game portal – the world’s largest online MahJong game site by revenue and leading Asian casual game site.

“Giga’s highly strategic, highly accretive acquisition of FunTown sets the stage for an exciting 2006: we now have combined East and West – the leading Asian casual game portal and world number one MahJong site joins our traditional gaming and poker software strength in Europe,” stated GigaMedia CEO Arthur Wang. “We also enter the high-growth, high-margin casual game business as a strong market leader.”

MahJong is a traditional Asian game where four players draw tiles (like playing cards) to make sets of three-of-a-kind and straights. As with poker, MahJong is normally played for real money or just for fun.

“MahJong is the traditional game of choice for over a billion people,” explained CEO Wang. “If MahJong is the poker of Asia, then Giga will be the Party Gaming of MahJong.”

GigaMedia plans to offer FunTown’s market leading MahJong software to online gaming operators around the world. With overseas Asians and other game enthusiasts as the target market, MahJong is expected to create lucrative growth opportunities for international gaming operators.

GigaMedia also enters the rapidly growing casual game business in Asia as a market leader, with FunTown’s base of 4 million registered users as its foundation.

On an unaudited, management account basis, FunTown is expected to generate approximately US$5.1 million in net income in 2005, all from its play-for-fun casual gaming platform. Looking ahead, GigaMedia expects platform improvements, new games and cost savings from synergies with GigaMedia’s broadband operations to drive 20 percent to 30 percent growth in FunTown’s play-for-fun business in 2006.

Management also sees strong synergies with GigaMedia’s subsidiary Cambridge Entertainment Software which provides traditional gaming and poker software for real money play to international operators including www.EverestPoker.com, one of the most popular online poker sites in Europe.

GigaMedia’s US$45 million acquisition of FunTown included a US$15 million convertible note issued by GigaMedia with a conversion price related to the GigaMedia share price before closing; the conversion price has now been set at US$3.13 per share. FunTown’s financial performance will be reflected in GigaMedia’s consolidated financial statements beginning the First Quarter 2006.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software, the Company develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a major broadband ISP providing internet access services to consumers and corporates in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

About FunTown

FunTown is one of the leading casual game platforms in Asia, with over four million registered users and a wide variety of fun and exciting games, including the world’s largest Mahjong platform in terms of revenue. FunTown generates revenues through access fees and also through the sales of various in-game items.

FunTown’s games are designed to be fun for players of all levels of skill and experience, from the complete beginner to the “Game Master.” In addition, FunTown offers a strong online gaming community, with many opportunities for players to make friends and play together on teams competing against other groups in tournaments for fun and prizes. The company’s software allows users to create their own fun and humorous online persona – offering players a wide selection of clothing, styles, icons and other elements to individualize a player’s online look and keep their entertainment fresh and exciting.

FunTown’s games can be played on personal computers, mobile phones, airplane entertainment consoles and, soon, on the Xbox 360 when launched in Taiwan and Hong Kong in March 2006. FunTown also has strong research and development capabilities and has developed nearly all games in-house.

Founded in 1998 by the Acer computer company, FunTown is based in Greater China, with offices in Shanghai, Hong Kong and Taiwan. Have some fun at FunTown China (www.funtown.com.cn), FunTown Hong Kong (www.funtown.com.hk) and FunTown Taiwan (www.funtown.com.tw).

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

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